                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2007

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos. 333-130907,
333-121901, 333-12064, 333-88172 and 333-112755.

The following are included in this Report on Form 6-K:

     1. Interim Unaudited Consolidated Financial Statements of Metalink Ltd. as
of June 30, 2007 and Management's Discussion and Analysis of Financial Condition
and Results of Operations for the six months ended June 30, 2007.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: October 1, 2007                                    By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

                                  METALINK LTD.

                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2007

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----

Consolidated Balance Sheets as of June 30, 2007 and December 31, 2006        2

Consolidated Statements of Operations
   for the periods ended June 30, 2007, and 2006                             3

Statements of Shareholders' Equity and Comprehensive Loss for the
   period ended June 30, 2007, and the year ended December 31, 2006          4

Consolidated Statements of Cash Flows
   for the six-month periods ended June 30, 2007, and 2006                  5-6

Notes to Consolidated Financial Statements                                 7-10

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                JUNE 30,     DECEMBER 31,
                                                               ---------      ---------
                                                                  2007          2006
                                                               ---------      ---------
                                                              (UNAUDITED)
                                                               ---------
                                                           (IN THOUSANDS EXCEPT SHARE DATA)
                                                               ------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                    $   3,917      $   4,775
  Short-term investments                                           9,389         18,317
  Trade accounts receivable                                        2,098          2,025
  Other receivables                                                1,593            422
  Prepaid expenses                                                   616            584
  Inventories                                                      1,836          3,171
                                                               ---------      ---------
       Total current assets                                       19,449         29,294
                                                               ---------      ---------

LONG-TERM INVESTMENTS                                              6,036          5,520
                                                               ---------      ---------

SEVERANCE PAY FUND                                                 2,065          1,955
                                                               ---------      ---------

PROPERTY AND EQUIPMENT, NET                                        3,428          3,517
                                                               =========      =========
                                                               $  30,978      $  40,286
                                                               =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                       $   1,715      $   2,280
  Other payables and accrued expenses                              4,185          4,058
                                                               ---------      ---------
       Total current liabilities                                   5,900          6,338
                                                               ---------      ---------

ACCRUED SEVERANCE PAY                                              3,238          3,065
                                                               ---------      ---------

SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.1 par value (Authorized
    - 50,000,000 shares, issued and outstanding 20,848,039
    and 20,653,826 shares as of June 30, 2007 and December
    31, 2006, respectively)                                          618            614
  Additional paid-in capital                                     134,613        133,119
  Accumulated other comprehensive loss                               (18)           (52)
  Accumulated deficit                                           (103,488)       (92,913)
                                                               ---------      ---------
                                                                  31,725         40,768
                                                               ---------      ---------

  Treasury stock, at cost; 898,500 as of
     June 30, 2007 and December 31, 2006                          (9,885)        (9,885)
                                                               ---------      ---------
       Total shareholders' equity                                 21,840         30,883
                                                               =========      =========
       Total liabilities and shareholders' equity              $  30,978      $  40,286
                                                               =========      =========

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                              THREE MONTHS ENDED             SIX MONTHS ENDED
                                                    JUNE 30,                      JUNE 30,
                                           -------------------------     -------------------------
                                              2007           2006           2007           2006
                                           ----------     ----------     ----------     ----------
                                                  (UNAUDITED)                  (UNAUDITED)
                                           -------------------------     -------------------------
                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Revenues                                   $    2,539     $    3,540     $    4,885     $    6,614
Cost of revenues:
Costs and expenses                              1,312          1,864          2,406          3,333
Royalties to the Government of Israel              68            104            140            199
                                           ----------     ----------     ----------     ----------
Total cost of revenues                          1,380          1,968          2,546          3,532
                                           ==========     ==========     ==========     ==========

GROSS PROFIT                                    1,159          1,572          2,339          3,082
                                           ----------     ----------     ----------     ----------

Operating expenses:
Gross research and development                  5,542          5,253         10,722         10,114
Less - Royalty bearing and other grants           506            835          1,090          1,468
                                           ----------     ----------     ----------     ----------
Research and development, net                   5,036          4,418          9,632          8,646
                                           ----------     ----------     ----------     ----------

Selling and marketing                           1,391          1,267          2,707          2,498
General and administrative                        614            511          1,145            972
                                           ----------     ----------     ----------     ----------
Total operating expenses                        7,041          6,196         13,484         12,116
                                           ==========     ==========     ==========     ==========

OPERATING LOSS                                 (5,882)        (4,624)       (11,145)        (9,034)

Financial income, net                             256            305            570            629
                                           ----------     ----------     ----------     ----------

NET LOSS                                   $   (5,626)    $   (4,319)    $  (10,575)    $   (8,405)
                                           ==========     ==========     ==========     ==========

Loss per ordinary share:
Basic                                      $    (0.28)    $    (0.22)    $    (0.53)    $    (0.43)
                                           ==========     ==========     ==========     ==========

Diluted                                    $    (0.28)    $    (0.22)    $    (0.53)    $    (0.43)
                                           ==========     ==========     ==========     ==========

Shares used in computing loss per
ordinary share:
Basic                                      19,916,856     19,608,626     19,864,665     19,571,681
                                           ==========     ==========     ==========     ==========

Diluted                                    19,916,856     19,608,626     19,864,665     19,571,681
                                           ==========     ==========     ==========     ==========

                                  METALINK LTD.

            STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                  ACCUMULATED
                                                                                                                     OTHER
                                          NUMBER OF    NUMBER OF                ADDITIONAL   DEFERRED   TREASURY  COMPREHENSIVE                    TOTAL
                                        OUTSTANDING    TREASURY      SHARE        PAID-IN  STOCK-BASED  STOCK (AT    INCOME      ACCUMULATED   COMPREHENSIVE
                                           SHARES       SHARES      CAPITAL       CAPITAL  COMPENSATION   COST)      (LOSS)        DEFICIT     INCOME (LOSS)     TOTAL
                                         ----------     -------     --------     ---------     -----    --------      -----      ----------      ---------     --------

BALANCE AT  DECEMBER 31, 2005            20,358,373     898,500     $    607     $ 130,810     $  (6)   $ (9,885)     $(228)     $  (76,693)                   $ 44,605

Changes during 2006:
Exercise of employee options                295,453                        7         2,309                                                                        2,316
Deferred stock-based compensation
  related  to stock option grants to
  consultants                                                                                                                                                         -
Amortization of deferred
   stock-based
Compensation                                                                                       6                                                                  6
Other comprehensive income:
Unrealized loss on marketable
  securities                                                                                                            176                            176          176
Loss for the year                                                                                                                   (16,220)       (16,220)     (16,220)
                                         ----------     -------     --------     ---------     -----    --------      -----      ----------      ---------     --------
Total comprehensive loss                                                                                                                           (16,044)
                                                                                                                                                 =========
BALANCE AT  DECEMBER 31, 2006            20,653,826     898,500          614       133,119         -      (9,885)       (52)        (92,913)                     30,883

Changes during 2007:
Exercise of employee options                194,213                        4         1,494                                                                        1,498
Other comprehensive income:
Unrealized loss on marketable
  securities                                                                                                             34                             34           34
Loss for the period                                                                                                                 (10,575)       (10,575)     (10,575)
                                         ----------     -------     --------     ---------     -----    --------      -----      ----------      ---------     --------
Total comprehensive loss                                                                                                                         $ (10,541)
                                                                                                                                                 =========
BALANCE AT  JUNE 30, 2007                20,848,039     898,500     $    618     $ 134,613     $   -    $ (9,885)     $ (18)     $ (103,488)                   $ 21,840

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                         SIX-MONTH
                                                                           PERIOD
                                                                        ENDED JUNE 30
                                                                   -----------------------
                                                                     2007           2006
                                                                   --------       --------
                                                                         (UNAUDITED)
                                                                   -----------------------
                                                                        (IN THOUSANDS)
                                                                   -----------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                            (10,575)        (8,405)
Adjustments to reconcile net loss to net cash
  used in operating activities (Appendix)                             1,087          3,494
                                                                   --------       --------
NET CASH USED IN OPERATING ACTIVITIES                                (9,488)        (4,911)
                                                                   --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable debt securities and
  certificates of deposits                                          (13,235)       (23,048)
Proceeds from maturity and sales of marketable debt
  securities and certificates of deposits                            21,578         23,336
Purchase of property and equipment                                     (571)          (288)
                                                                   --------       --------
NET CASH PROVIDED BY INVESTING ACTIVITIES                             7,772              -
                                                                   --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and exercise of options, net           858            642
                                                                   --------       --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                               858            642
                                                                   ========       ========

Decrease in cash and cash equivalents                                  (858)        (4,269)
Cash and cash equivalents at beginning of year                        4,775          7,134
                                                                   --------       --------
Cash and cash equivalents at end of year                              3,917          2,865
                                                                   ========       ========

                                  METALINK LTD.

                APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     SIX-MONTH
                                                                      PERIOD
                                                                    ENDED JUNE 30
                                                              -----------------------
                                                                2007           2006
                                                              --------       --------
                                                                     (UNAUDITED)
                                                              -----------------------
                                                                   (IN THOUSANDS)
                                                              -----------------------

ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH USED IN OPERATING ACTIVITIES:

  Depreciation and amortization                               $    660       $    842
  Amortization of marketable debt securities and deposit
       premium and accretion of discount                            34             53
  Increase in accrued severance pay, net                            63            102
  Stock-based compensation                                         640            663
  Capital loss                                                      40              -

CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in assets:
  Trade accounts receivable                                        (73)           210
  Other receivables and prepaid expenses                        (1,174)          (361)
  Inventories                                                    1,335            754
Increase (decrease) in liabilities:
  Trade accounts payable                                          (565)            17
  Other payables and accrued expenses                              127          1,214
                                                              --------       --------
                                                              $  1,087       $  3,494
                                                              ========       ========

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 1 - GENERAL

     Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, is engaged in the research and development of high-throughput wireless local area network chipsets, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment manufacturers. Company's broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products mainly in Asia, Europe and North America.

NOTE 2 - UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     FINANCIAL STATEMENT PREPARATION

     The accompanying unaudited condensed consolidated financial statements of
     Metalink Ltd. and its subsidiaries (collectively referred to in this report as the "Company"), of which these notes are a part, have been prepared in accordance with generally accepted accounting principles in the United
     States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of our management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation of the financial information as of and for the periods presented have been included.

     The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2006 included in our Annual Report on
     Form 20-F.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

     A.   The significant accounting policies followed in the preparation of these interim financial statements are identical to those applied in the preparation of the latest annual financial statements.

     B.   Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 4 - STOCK-BASED COMPENSATION

     A.   In January 2006, the Company adopted SFAS No. 123(R), "Share-Based
          Payment" ("SFAS No. 123(R)"). As a result of the adoption of SFAS No.
          123(R), the Company's net loss for the six-month periods ended June
          30, 2007 and 2006 includes $640 and $657 of compensation expenses related to the Company's share-based compensation awards,
          respectively. Until the initial adoption of SFAS No. 123(R) the
          Company accounted for employees and directors stock-based compensation in accordance with Accounting Principles Board Opinion No. 25,
          "Accounting for Stock Issued to Employees" ("APB 25") and in
          accordance with FASB Interpretation No. 44 ("FIN 44").

          For purposes of estimating fair value in accordance with SFAS No.
          123(R) in the six-month periods ended June 30, 2007 and 2006, the
          Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations (all in weighted averages):

                                    SIX MONTH PERIOD ENDED JUNE 30,
                                        -----------------------
                                          2007           2006
                                        --------       --------
                                               UNAUDITED

          Risk-free interest rate           4.56%          4.86%
          Expected life (in years)          2.74           2.98
          Expected volatility                 37%            47%
          Expected dividend yield           none           none

          Upon adoption of SFAS No. 123(R) the Company started to utilize the simplified method, prescribed in Staff Accounting Bulletin ("SAB") 107 of the U.S. Securities and Exchange Commission (SEC), to determine the expected life used in fair valuation of newly granted awards. The calculation of awards' fair value prior to the adoption of FASB 123R was not changed.

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 4 - STOCK-BASED COMPENSATION (CONT.)

     B.   A summary of the status of the Company's stock option plans for employees and directors as of June 30, 2007, 2006 and changes during the periods then ended are as follows:

                                                JUNE 30, 2007              JUNE 30, 2006
                                           -----------------------    -----------------------
                                                          WEIGHTED                   WEIGHTED
                                                          AVERAGE                    AVERAGE
                                                          EXERCISE                   EXERCISE
                                             SHARES        PRICE        SHARES        PRICE
                                           ----------     --------    ----------     --------

Options outstanding at
   beginning of year                        3,761,629     $   4.46     4,128,676     $   5.86
Granted during six months period              550,500         6.67        27,200         5.34
Forfeited during six months period           (241,991)        5.27      (312,430)        6.96
Exercised during six months period           (194,213)        4.43      (149,744)        3.75
                                           ----------                 ----------

Outstanding at end of six months period     3,875,925         6.13     3,693,702         5.85
                                           ==========                 ==========

Options exercisable at end
   of six months period                     2,120,501         6.64     1,985,262         6.77
                                           ==========                 ==========

Weighted average fair
   value of options granted
   during six months period                $     1.94                 $     1.96
                                           ==========                 ==========

          The following table summarizes information relating to stock options outstanding as of June 30, 2007:

                                  OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                      -----------------------------------------        -------------------------
                                       WEIGHTED
                        NUMBER          AVERAGE        WEIGHTED         NUMBER          WEIGHTED
                    OUTSTANDING AT      REMAINING       AVERAGE      EXERCISABLE AT      AVERAGE
                        JUNE 30,      CONTRACTUAL      EXERCISE         JUNE 30,        EXERCISE
EXERCISE PRICE           2007       LIFE (IN YEARS)     PRICE            2007             PRICE
-------------         ---------        --------        --------        ---------        --------

$ 0.00 - 2.66           201,453           13.62        $   0.97          201,453        $   0.97
$ 2.76 - 3.28            72,400            4.64            3.08           72,400            3.08
$ 3.39 - 4.00           265,440            1.29            3.92          265,098            3.92
$ 4.04 - 5.00         1,509,706            3.34            4.67          683,858            4.59
$ 5.04 - 7.00         1,096,150            3.84            6.22          166,916            6.35
$ 7.01 - 8.95           268,742            2.55            7.72          268,742            7.72
$ 9.00 - 22.13          462,034            3.17           13.73          462,034           13.73
                      ---------                                        ---------
                      3,875,925            3.82            6.13        2,120,501            6.64
                      =========                                        =========

                                  METALINK LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

NOTE 4 - STOCK-BASED COMPENSATION (CONT.)

     C.   Options issued to consultants

          In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over up to five years. As of June 30, 2007, 235,000 options have been granted under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 1.85 - $ 15.75 per share. The
          Company accounted for these options under the fair value method of FAS
          No. 123 and EITF 96-18. The fair value was determined using the
          Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.6%-6.50%; volatility rate of 37%- 109%; dividend yields of 0% and an expected life of one to five years.

NOTE 4 - SUBSEQUENT EVENTS

     Subsequent to the balance sheet date, on August 6, 2007 the Company has entered into definitive agreements with institutional investors (the
     "Purchase Agreement", the "Investors") for a $19.2 million private placement of its ordinary shares and warrants to purchase its ordinary shares.

     Pursuant to the Purchase Agreement, the Company sold 3,200,000 ordinary shares at $6.0 per share. The Investors also received five-year warrants to purchase 800,000 ordinary shares at an exercise price of $8.0 per share, subject to certain adjustments stipulated in the Purchase Agreement (the
     "Securities"). The Company shall be entitled to redeem the warrants for no consideration upon 30 days' prior written notice in the event that the market price for its ordinary shares exceeds $12.0 per share for 20 out of
     30 consecutive trading days.

     The Securities offered in the private placement were registered on August
     28, 2007 under the Securities Act of 1933, as amended.

                                       10

SIX MONTHS ENDED JUNE 30, 2007 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2006

     REVENUES. Total revenues decreased 26.1% to $4.9 million in the first six months of 2007 from $6.6 million in the first six months of 2006. The decrease in our revenues in the first six months of 2007 compared to the first six months of 2006 is a result of a decline in demand for both our SHDSL and VDSL products, with a greater decline in the demand for the VDSL products.

     COST OF REVENUES. Our cost of revenues decreased 27.9% to $2.5 million in the first six months of 2007 from $3.5 million in the first six months of 2006 as a result of the revenue decrease. Cost of revenues, as a percentage of revenues, decreased slightly in the first six month of 2007 to 52.1% from 53.4%
in the first six month of 2006.

     RESEARCH AND DEVELOPMENT, NET. Total research and development costs increased 11.4% to $9.6 million in the first six months of 2007 from $8.6 million in the first six months of 2006. Said increase is attributed mainly to enhancement of our Wireless LAN products research and development efforts.

     GROSS RESEARCH AND DEVELOPMENT. Gross research and development as a percentage of revenues increased to 219% in the first six month of 2007 from
153% in the first six month of 2006. We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products.

     SELLING AND MARKETING. Selling and marketing expenses increased 8.4% to
$2.7 million in the first six months of 2007 from $2.5 million in the first six months of 2006. This increase is primarily attributable to an increase in personnel and related expenses and travel expenses.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased
17.8% to $1.1 million in the first six months of 2007 from $1.0 million in the first six months of 2006. This increase is primarily attributable to an increase in professional and related expenses and personnel and related expenses.

     STOCK-BASED COMPENSATION. Stock-based compensation expenses were $640 thousand in the first six months of 2007 compared to $663 thousand in the first six months of 2006. In 2006 we initially adopted SFAS No. 123(R), "Share-Based
Payment". Stock-based compensation expenses as a percentage of revenues in the first six months of 2007 were 13.1% compared to 10% in the first six months of
2006.

     OPERATING LOSS. Based on the foregoing, we recorded an operating loss of
$11.1 million in the first six month of 2007 compared to $9.0 million in the first six month of 2006.

     FINANCIAL INCOME, NET. Financial income, net were $570 thousand in the first six months of 2007, compared to $629 thousand in the first six months of
2006.

LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 2007, we had cash and cash equivalents of $3.9 million, short-term investments of $9.4 million and long-term investments of $6.0 million. As of December 31, 2006, we had cash and cash equivalents of $4.8 million, short-term investments of $18.3 million and long-term investments of
$5.5 million.

     Net cash used in operating activities was $9.5 million for the first six months of 2007. Net cash used in operating activities during the first six months of 2006 was $4.9 million. Net cash used in operating for the first six months of 2007 consisted primarily of net loss adjusted for the increase in trade accounts payable and other receivable and prepaid expenses and offset by a decrease in inventories.

     Net cash provided by investing activities was $7.8 million for the first six months of 2007 whereas investing activities for the first six months of 2006 provided no cash. In the first six months of 2007, $21.6 million of cash was provided from maturity and sales of marketable debt securities and certificate of deposits held in our treasury, offset by $13.2 million cash used in purchase of marketable debt securities, and by $571 thousands that was used for the purchase of property and equipment. We hold treasury securities primarily in instruments denominated in U.S. dollars, with the goals of capital preservation and generation of income, at fixed rates.

     Net cash provided by financing activities was $858 thousands for the first six months of 2007, $642 thousands for the first six months of 2006, all of which were primarily attributable to exercise of employees' options to acquire shares.

     PRIVATE PLACEMENT. On August 6, 2007 we entered into definitive agreements with institutional investors (the "Purchase Agreement", the "Investors") for a
$19.2 million private placement of our ordinary shares and warrants to purchase its ordinary shares.

     Pursuant to the Purchase Agreement, we sold 3,200,000 ordinary shares at
$6.0 per share. The Investors also received five-year warrants to purchase
800,000 ordinary shares at an exercise price of $8.0 per share, subject to certain adjustments stipulated in the Purchase Agreement (the "Securities"). We shall be entitled to redeem the warrants for no consideration upon 30 days'
prior written notice in the event that the market price for our ordinary shares exceeds $12.0 per share for 20 out of 30 consecutive trading days.

     The Securities offered in the private placement were registered on August
28, 2007 under the Securities Act of 1933, as amended.

     We believe that our unused cash, short-term and long-term investments balances, the governmental support for research and development in Israel together with August 6, 2007 private placement net proceeds will provide sufficient cash resources to finance our operations and the projected expansion of our sales and marketing and research and development activities at least for the next 12 months. However, if our operations do not generate cash to the extent currently anticipated or if we grow more rapidly than currently anticipated, it is possible that we will require additional funds at some point in the future. We expect our revenues, which are derived solely from sale of our
DSL chipsets, to continue to decline in the foreseeable future, as we devote our marketing and research and development resources to developing high throughput wireless LAN chipsets, from which we have not yet generated sales or revenue.